UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 13, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 June 2019 entitled ‘VODAFONE GERMANY ACQUIRES SPECTRUM FOR 5G SERVICES’

RNS: 0354C

Vodafone Group Plc

12 June 2019

VODAFONE GERMANY ACQUIRES SPECTRUM FOR 5G SERVICES

Vodafone Germany has acquired important radio spectrum for next-generation 5G mobile networks at the Federal Network Agency auction for a total cost of €1.88 billion.  It has secured a valuable 90 MHz in the 3.6 GHz band and 40 MHz of 2100 MHz spectrum.

Vodafone Germany has achieved its overall auction objective and secured additional spectrum through to 2040. Vodafone Germany has acquired a total of 130 MHz, comprising:

•                  3.6 GHz – 90 MHz for €1.073 billion, available following the auction with a licence term through to 2040.

•                  2100 MHz – 40 MHz for €806.5 million, comprising 2 x 15 MHz available from 2021 and 2 x 5 MHz available from 2026, both with licence terms through to 2040.  This provides continuity and expansion of existing services in this band.

Vodafone Group Chief Executive Nick Read commented: “Vodafone is committed to bring the full benefits of a digital society to Germany through our gigabit network including 5G. We believe it is important to have a balance between the price paid for spectrum and our strong desire to create an inclusive society through investment in mobile network coverage.”

Vodafone Germany has the following spectrum holdings before and after the auction:

	Existing Holding	Purchased	Post-purchase
700 MHz	2 x 10 MHz		2 x 10 MHz
800 MHz	2 x 10 MHz		2 x 10 MHz
900 MHz	2 x 10 MHz		2 x 10 MHz
1500 MHz	20 MHz		20 MHz
1800 MHz	2 x 25 MHz		2 x 25 MHz
2100 MHz	2 x 15 MHz 1 x 5 MHz	2 x 15 MHz 2 x 5 MHz	2 x 20 MHz (from 2021) 1 x 5 MHz (exp end 2020)
2600 MHz	2 x 20 MHz 1 x 25 MHz		2 x 20 + 25 MHz
3.6GHz	1 x 42 MHz#	1 x 90 MHz	1 x 90 MHz

# this would be relinquished on award of the 90 MHz.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 31 March 2019, Vodafone Group had approximately 650 million mobile customers, 19 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 13, 2019	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary